Software Technology Services Lifestyle App

Groomit Inc.

Groomit is an on-demand platform that connects pet owners with pet stylist.

GROOMIT.ME YONKERS NEW YORK



Impossible to find a reliable groomer for in-home grooming on my schedule. Very inconvenient for pet owners to get dogs groomed in an unfamiliar environment. Groomit cares for the quality of groomings, convenience for pet parents , and comfort for pets .

Sohel Kapadia CEO @ Groomit Inc.

Why you may want to support us...

1. Generated $1.5 million in revenue in the NY market, easily scalable to major metro cities.
2. 20,000+ registered users, 12000+ groomings completed. Excessive network with 120+ expert groomers.
3. Underserved pet grooming market of over $6 billion/yr and 7% annual growth.
4. Partnerships with building managements & veterinarian to drive awareness growth
5. Increased demand as an essential solution post-COVID-19 with limited contact grooming.
6. Highly reviewed by users on Yelp & Google Reviews 4.5+
7. Enhanced backend & frontend software developed, to monitor & maintain user/groomer relationships.
8. 2.5 million raised in investments & funding

Why investors ❤ us

WE'VE RAISED $2,423,828 SINCE OUR FOUNDING

Great leader & team, love the idea and I am sure Sohel with his experience will make Groomit very successful.

Maria Tovar

I have worked as a finance provider to Sohel in another business that he successfully built to a multi-million dollar company. Sohel displayed absolute integrity and transparency throughout our dealings. He is solutions driven, operations focused and detail orientated. Sohel has both experience and success in execution at a high-level. I have no hesitation in endorsing Sohel and any business he is associated with. He is a good businessman but even more importantly, he is a good person.

Saul Gewer

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sohel Kapadia

CEO

Build startup company to connect 10 Mill Users every month to make international phone calls. Peak revenue 180 Mill

in



Lars Rissmann

COO

Implemented european company in the north american market to grow to 35 mill revenue.

in



Anna Zege

Vice President Quality Control

Pet Business Background & Wealth Management, Business degree NYU.

in



Jun Hyuk Seo

CTO

Build & managed backend for POS Portal with 10+ Mio users.

in

In the news

On Demand Apps

Sit back and relax because these apps will be sure to make sure your errands get done- and you don't even need to leave your house!

July 28, 2020 @ nbcnewyork.com

Resident Magazine NY JUNE 2019_ANGELO DAVID

Issuu is a digital publishing platform that makes it simple to publish magazines, catalogs, newspapers, books, and more online. Easily share your publications and get them in front of Issuu's millions of monthly

July 28, 2020 @ issuu.com

House Calls for Everything!

Scared to go out for that manicure, dog grooming or tattoo renewal? These businesses will come to you. In the middle of May, Ashley Barton sipped a mimosa in her best friend's apartment in Whitestone, Queens,

July 23, 2020 @ nytimes.com

Groomit App Offers Pet Grooming On Demand In NYC - NJ - Miami

Groomit Offers In Home Best Dog & Cat Grooming in New Jersey, New York NYC and Miami. Pet Grooming App On Demand At Your Time and Place.

July 16, 2020 @ groomit.me

Downloads

- app.pdf
- Groomit pitch deck july282020.pdf

We offer same-day pet grooming bookings with completely customizable service packages, all set up easily through our app.

Grooming is not just important in ensuring you have a happy pet, but a healthy one too.

But pet grooming is an ongoing effort and sometimes quite the time sink! Many would like to groom their pet more, but with how busy family and/or work life can be, it can be hard to simply find the time. **This is where we at Groomit step in!**

We excel in ensuring pets receives all the grooming they need to a professional standard. Our groomers have a passion for pets like no other; and to top it all off, they perform their work in pet owners home!

So if a pet could use a touch-up whether it be dog grooming or cat grooming we can handle it.


Groomit App | Pet Grooming on demand at Home from certi...
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Pet groomi on demand.

As pet owners and lovers we realized that:

- Dogs and cats' parents need to wait for weeks to get an appointment with a good groomer.
- Pets get anxious about traveling to unfamiliar environments (mobile grooming and salons).
- There are serious pet health concerns in cages at salons & multiple handlers.
- Difficult finding good & reliable groomers consistently.



Groomit is the solution

In-home pet grooming services, such as our own, come with many benefits for your lovely animals. **We offer a grooming service that**:

- A person can schedule an appointment for the **same day** through our mobile app.
- Pet owners can book at their **desired time**, anytime.
- **No traveling** required - the groomer comes to your home or apartment.
- A **personalized and safe** experience for the pet in a familiar environment.
- Pets receive the best care with **natural & organic products**.
- Have an extensive network of **certified & insured groomers.**


The New York Times
House Calls for Everything!

We've featured in NY Times, July 2020.

With our services at Groomit, owners get even more benefits. they can pick a favorite groomer, meaning that you can continue to get the same groomer for subsequent appointments.

It's also incredibly easy to set up appointments! Through our app or the website, they can have a confirmed appointment within minutes.

Additionally, all of our groomers follow the safety procedures recommended by the CDC and the WHO, so you can rest easy knowing that there is a minimal risk of Coronavirus.

Trends


Profit / Booking
Avg. Profits
$50.00
$37.50
$25.00
$12.50
$10.00
0
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20*
May-20
Jun-20
Jul-20
*All non essential Businesses were closed due to pandemic regulations in New York
Customer Acquisition Cost
Cost. Reg. / Book
$70.00
$52.50
$35.00
$17.50
$10.00
0
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20*
May-20
Jun-20
Jul-20
Cost. Reg.
Cost. Book
*Money spent on marketing decreased, while organic traffic increased
Revenue
600.000
500.000
400.000
300.000
200.000
100.000
0
39.000
350.000
597.000
376.000
2017
2018
2019
2020

How it works

Pick it Choose one of our three grooming packages for your dog or cat. Personalize their experience by selecting some of our organic shampoos and optional add-ons.

Book it Schedule an in-home grooming appointment for when it is most convenient for you. We even offer same-day appointments.

Groom it Now you can simply sit back and relax!


How To Schedule Within Groomit App
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GROOMIT

UX/UI and tech stack Improvement

With our team in Argentina, we are constantly looking to be on top of the technology stack helping pet parents to have the best experience while booking a grooming appointment with their pets.


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Jun Seo
has been grooming for 8 years. She is a dog lover and treats every dog as his own. Jun is experienced in Dogs health and dermatology
4.0
Favorite Groomer

Groomit is highly reviewed


Kent Nunez
Positive: Professionalism, Quality, Reliability, Responsiveness, Value
We have been using Groomit since it started. We love it. We have two small dogs and prior to Groomit We would take them to a dog grooming office. Our dogs love being groomed at home versus going to the office. The groomer from Groomit are truly amazing. Best of all now I get to see exactly what is being done to my dogs versus an office where they would be taken to the back. I Highly recommend this service.
elizabeth tobey
2 reviews
3 weeks ago
Positive: Professionalism, Quality, Reliability, Responsiveness
Groomit was fantastic. The groomer did an amazing job and I was sure to sanitize the space for her and she was very good about being safe and considerate herself. Will definitely use her again.
Rhonda Looper
Positive: Professionalism, Quality, Responsiveness
Booked an appointment at short notice, then had to make a change. Appointment was adjusted quickly. Also, the groomers are extremely friendly & patient with our somewhat difficult dog.
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Groomit - In Home Dog / Cat Grooming
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4.9 239 Google reviews
Hours: Open 24 hours
Phone: +1 888-396-7170
Appointments: groomit.me
Hours or services may differ
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Questions & answers
Q: Do they also offer in home cat grooming?
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A: Yes! :)
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Groomit
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69 reviews
Details
Pet Groomers
Open 8:00 AM - 10:00 PM
Hours updated 1 month ago
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COVID-19 Updates
"We take all precautions: Face-mask, Gloves, Shoe Covers, Social Distancing, Sanitize all tools after every grooming. If you have questions please email help@groomit.me"
Posted on June 29, 2020
Updated services
In-person visits
Health & safety measures
From the business
Contactless payments
Masks required
Staff wears gloves
Staff wears masks
Sanitizing between customers
Social distancing enforced
Services Offered
Verified by Business
Anal Gland Expression
Bath
Blow Drying
Body Trimming
Coat Conditioning
Ear Cleaning
Eye Cleaning
Finishing Spray
Request an Appointment
Response time
10 minutes
Response rate
100%
Request an Appointment
$10 Off First Appt - Code YP10
Book now
groomit.me
(917) 719-0390
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yelp

Yelp Reviews

Investor Q&A

— COLLAPSE ALL

What does your company do?

An on-demand platform that connects pet owners with pet stylists for in-home grooming services

Where will your company be in 5 years?

In five years we plan to be in 30 cities and help 1 million pets get groomed in home at most comfortable environment.

Why did you choose this idea?

Impossible to find a reliable groomer for in-home grooming on my schedule. Very inconvenient for pet owners to get dogs groomed in an unfamiliar environment. Groomit cares for the quality of groomings, convenience for pet parents , and comfort for pets .

How far along are you? What's your biggest obstacle?

Completed 12.000+ groomings. 1.5 million in revenue with 20.000+ registered users.over 400 registered groomers and 50 plus active groomers. groomit biggest obstacles are awareness and recognition of benefits related to in-home pet grooming and getting reliable pet groomers on board.

Who competes with you? What do you understand that they don't?

Local pet salons and mobile groomers, Groomit understands convenience & safety are the highest priority.

How will you make money?

Groomit keeps 35% of all appointments and additional fees.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Biggest risk not to create enough awareness; not getting enough pet groomers on the platform. Expanding profitable in 5+ markets.